(As filed with the Securities and Exchange Commission on April 14, 2003)

                                                               File No. 70-9793

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                     POS AMC

                         Post-Effective Amendment No. 5
                                (Amendment No. 8)
                                       TO
                                    FORM U-L
                             APPLICATION/DECLARATION
                                      UNDER

                 THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
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                                FIRSTENERGY CORP.
                      MYR GROUP, INC. AND ITS SUBSIDIARIES
                              76 South Main Street
                                Akron, Ohio 44308

                    (Names of companies filing this statement
                   and address of principal executive office)
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                                FIRSTENERGY CORP.

          (Name of top registered holding company parent of applicant)
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 Leila L. Vespoli,                                  Douglas E. Davidson, Esq.
 Senior Vice President and General Counsel          Thelen Reid & Priest LLP
 FirstEnergy Corp.                                      875 Third Avenue
 76 South Main Street                                New York, New York 10022
 Akron, Ohio 44308
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                   (Names and addresses of agents for service)

ITEM 1.   DESCRIPTION OF PROPOSED TRANSACTION.
          -----------------------------------

          A. Background. By order dated October 29, 2001 in this proceeding (Holding Co. Act Release No. 27459), as supplemented by supplemental orders dated November 8, 2001 (Holding Co. Act Release No. 27463) and December 23, 2002 (Holding Co. Act Release No. 27628) (as so supplemented, the "Merger Order"), the Commission authorized the merger between FirstEnergy Corp. ("FirstEnergy"), an Ohio corporation, and GPU, Inc. ("GPU"), a Pennsylvania corporation. The merger became effective on November 7, 2001, with FirstEnergy as the surviving entity, and FirstEnergy registered under the Act as a holding company on the same day. As a result of the merger, FirstEnergy directly or indirectly owns all of the outstanding common stock of ten electric utility subsidiaries: Ohio Edison Company, The Cleveland Electric Illuminating Company, The Toledo Edison Company, American Transmission Systems, Incorporated, Jersey Central Power & Light Company, Pennsylvania Electric Company, Metropolitan Edison Company, Pennsylvania Power Company, York Haven Power Company, and The Waverly Electric Power & Light Company, which together provide service to approximately 4.3 million retail and wholesale electric customers in a 37,200 square-mile area in Ohio, New Jersey, New York and Pennsylvania; and one gas utility subsidiary, Northeast Ohio Natural Gas Corp., which provides gas distribution and transportation service to approximately 5,000 customers in central and northeast Ohio.

          MYR Group, Inc. ("MYR"), which was acquired by GPU in 2000,(1) is now a direct wholly-owned non-utility subsidiary of FirstEnergy. MYR is an infrastructure services and electrical contracting company which, together with its subsidiaries, builds and maintains transmission and distribution power lines and substations for utility, industrial, institutional and governmental facilities, and also performs storm and other emergency restoration services; installs and services telecommunications and traffic signalization equipment; and provides electrical construction services, such as installation of complete electrical system wiring for utilities and commercial and industrial facilities.

          Under the Merger Order, the Commission authorized certain non-utility subsidiaries of FirstEnergy, referred to as "Energy Related Companies," to sell goods and services to customers not only within the United States as permitted by Rule 58 but also outside the United States.(2) Specifically, the Commission authorized Energy Related Companies to sell "Energy Management Services" and "Consulting Services" anywhere outside the United States,(3) and to engage in "Energy Marketing" in Canada and Mexico, subject to a reservation of


--------------------

(1) The Commission approved GPU's acquisition of MYR by order dated April 14, 2000. See GPU, Inc., et al., Holding Co. Act Release No. 27165.

(2) Energy Related Companies are defined in the Merger Order as non-utility subsidiaries which, but for non-U.S. nature of their business, would fall within the definition of "energy-related companies" under Rule 58.

(3) "Energy Management Services" are defined as energy management services, including the marketing, sale, installation, operation and maintenance of various products and services related to energy management and demand-side management, including: energy and efficiency audits; meter data management, facility design and process control and enhancements; construction, installation, testing, sales and maintenance of (and training client personnel to operate) energy conservation equipment; design, implementation, monitoring and evaluation of energy conservation programs; development and review of architectural, structural and engineering drawings for energy efficiencies, design and specification of energy consuming equipment; general advice on programs; the design, construction, installation, testing, sales, operation and maintenance of new and retrofit heating, ventilating, and air conditioning ("HVAC"), electrical and power systems, fuel cells, uninterruptible power systems, alarm, security, access control and warning systems, motors, pumps, lighting, water, water-purification and plumbing systems, building automation and temperature controls, installation and maintenance of refrigeration systems, building infrastructure wiring supporting voice, video, data and controls networks, environmental monitoring and control, ventilation system calibration and maintenance, piping and fire protection systems, and design, sale, engineering, installation, operation and maintenance of emergency or distributed power generation systems, and related structures, in connection with energy-related needs; and the provision of services and products designed to prevent, control, or mitigate adverse effects of power disturbances on a customer's electrical systems.

jurisdiction with respect to energy marketing elsewhere outside the United States.(4)

     The Commission also reserved jurisdiction under the Merger Order over FirstEnergy's request that Energy Related Companies be permitted to engage in providing "Infrastructure Services" anywhere outside the United States. The term "Infrastructure Services" is defined to include utility infrastructure services, including the services provided by MYR and its subsidiaries, such as installing and maintaining underground communications and energy networks, high voltage transmission and distribution lines, substations and towers for electric and telecommunications companies, construction and ongoing maintenance services to industrial and municipal owners of complex electric and communications infrastructures on a nationwide basis, management of large volumes of technical service and repair work for communications and energy utilities and new residential design and construction services, permitting a single point of contact for the design and construction of all utility infrastructures (including electric, gas, water, sewer, cable and telephone) and outdoor lighting.

     B. Action Requested. In this Post-Effective Amendment, FirstEnergy and MYR are requesting that the Commission issue a supplemental order releasing jurisdiction over the performance of Infrastructure Services by MYR in Canada in order to enable MYR to provide Infrastructure Services to subsidiaries of Emera Inc. ("Emera"), a registered holding company. Emera has issued a request for proposals ("RFP") for power line, substation and related work for its public-utility subsidiaries, Bangor Hydro-Electric Company ("BHE") and Nova Scotia Power Inc. ("NSPI"). BHE provides electric transmission and distribution service in eastern Maine. NSPI generates, transmits and distributes electricity solely in the province of Nova Scotia, Canada. All of the work covered by the RFP falls within the scope of Infrastructure Services, as defined under the Merger Order (and, to the extent performed in the United States, would be permitted under Rule 58). Such work would consist primarily of line construction (e.g., erecting poles and related structures and streetlights, installing underground cables, and mounting transformers), line and substation service and maintenance work (including preventive maintenance), outage restoration response services, engineering and design work, work planning and scheduling, utility

--------------------

     "Consulting Services" are defined as consulting services with respect to energy- and gas-related matters for associate and nonassociate companies, as well as for individuals. Such consulting services would include technical and consulting services involving technology assessments, power factor correction and harmonics mitigation analysis, meter reading and repair, rate schedule design and analysis, environmental services, engineering services, billing services (including consolidation or centralized billing, bill disaggregation tools and bill inserts), risk management services, communications systems, information systems/data processing, system planning, strategic planning, finance, feasibility studies, and other similar related services.

(4) "Energy Marketing" is defined as the brokering and marketing of electricity, natural gas and other energy commodities, as well as providing incidental related services, such as fuel management, storage and procurement.


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


underground location and response services, and performance of other line-related services. If awarded the contract, MYR would perform the work through its subsidiary, L.E. Myers Co., or other existing or newly-formed subsidiaries, depending upon, among other considerations, requirements of local law. MYR intends to enter into subcontracts with local vendors and suppliers to perform portions of the work contemplated under the Emera Agreement. MYR would not acquire, directly or indirectly, any interest in, or operate, any assets of Emera's subsidiaries.

ITEM 2.   FEES, COMMISSIONS AND EXPENSES.
          ------------------------------

     FirstEnergy estimates that the additional fees, commissions and expenses incurred or to be incurred in connection with the preparation of this Post-Effective Amendment will not exceed $2,500.

ITEM 3.   APPLICABLE STATUTORY PROVISIONS.
          -------------------------------

     Sections 9(a) and 10 of the Act are applicable to the proposed Infrastructure Services. As indicated in Item 1, all of the services to be provided under the Emera Agreement will come within the definition of Infrastructure Services under the Merger Order. The agreement with Emera represents a logical extension of MYR's existing business into Canada on behalf of a customer whose utility system is located in part in Canada and in part in the United States.

     The proposed transaction is also subject to the requirements of Rule 54. Rule 54 provides that in determining whether to approve an application by a registered holding company which does not relate to any exempt wholesale generator ("EWG") or "foreign utility company" ("FUCO"), the Commission shall not consider the effect of the capitalization or earnings of any subsidiary which is an EWG or a FUCO upon the registered holding company if paragraphs (a),
(b) and (c) of Rule 53 are satisfied.

     FirstEnergy currently meets all of the conditions of Rule
53(a), except for clause (1). In the Merger Order, the Commission, among other things, authorized FirstEnergy to invest in EWGs and FUCOs so that FirstEnergy's "aggregate investment," as defined in Rule 53(a)(1), in EWGs and FUCOs does not exceed $5 billion, which $5 billion amount is greater than the amount which would be permitted by clause (1) of Rule 53(a) which, based on FirstEnergy's consolidated retained earning of $1.71 billion as of December 31, 2002, would be $856 million. The Merger Order also specifies that this $5 billion amount may include amounts invested in EWGs and FUCOs by FirstEnergy and GPU at the time of the Merger Order ("Current Investments") and amounts relating to possible transfers to EWGs of certain generating facilities owned by certain of


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


FirstEnergy's operating utilities ("GenCo Investments"). FirstEnergy has made the commitment that through June 30, 2003, its aggregate investment in EWGs and FUCOs other than the Current Investments and GenCo Investments ("Other Investments") will not exceed $1.5 billion. The Commission has reserved jurisdiction over investments that exceed such amount.

     As of December 31, 2002, and on the same basis as set forth in the Merger Order, FirstEnergy's aggregate investment in EWGs and FUCOs was approximately $1.23 billion,(5) an amount significantly below the $5 billion amount authorized in the Merger Order. Additionally, as of December 31, 2002, consolidated retained earnings were $1.71 billion. By way of comparison, FirstEnergy's consolidated retained earnings as of December 31, 2001 were $1.52 billion.

     In any event, even taking into account the capitalization of and earnings from EWGs and FUCOs in which FirstEnergy currently has an interest, there would be no basis for the Commission to withhold approval of the transactions proposed herein. With respect to capitalization, since the date of the Merger Order, there has been no material adverse impact on FirstEnergy's consolidated capitalization resulting from FirstEnergy's investments in EWGs and FUCOs. As of December 31, 2002, FirstEnergy's consolidated capitalization consisted of 33% common equity, 1.7% cumulative preferred stock, 1.9% subsidiary - obligated mandatorily redeemable preferred securities, 58.3% long-term debt and 5.1% notes payable. As of December 31, 2001, those ratios were as follows: 30.3% common equity, 3.1% cumulative preferred stock, 2.2% subsidiary-obligated mandatorily redeemable preferred securities, 60.9% long term debt and 3.5% notes payable. Additionally, the proposed transactions will not have any material impact on FirstEnergy's capitalization. Further, since the date of the Merger Order, FirstEnergy's investments in EWGs and FUCOs have contributed positively to its level of earnings, other than for the negative impact on earnings due to FirstEnergy's writedowns of its investments in Avon and Emdersa as described in footnote 2.(6)

     Further, since the date of the Merger Order, and, after taking into account the effects of the Merger, there has been no material change in FirstEnergy's level of earnings from EWGs and FUCOs.

--------------------
(5) This $1.23 billion amount represents Current Investments only. As of December 31, 2002, FirstEnergy had no Genco Investments.

(6) At the time of the Merger Order, FirstEnergy identified certain former GPU EWG and FUCO investments for divestiture within one year. Among those identified were Avon Energy Partners Holdings ("Avon"), a holding company for Midlands Electricity plc, an electric distribution business in the United Kingdom and GPU Empresa Distribuidora Electrica Regional S.A. and affiliates ("Emdersa"), an electric distribution business in Argentina. In May 2002, FirstEnergy sold 79.9% of its interest in Avon, and in the fourth quarter of 2002, recorded a $50 million charge ($32.5 million net of tax) to reduce the carrying value of its remaining 20.1% interest. Additionally, FirstEnergy did not reach a definitive agreement to sell Emdersa as of December 31, 2002, and therefore, the Emdersa assets could no longer be treated as "assets pending sale" on the FirstEnergy consolidated balance sheets. On November 1, 2002, FirstEnergy began consolidating the results Emdersa's operations in its financial statements. In the fourth quarter of 2002, FirstEnergy recorded a one-time, after-tax charge of $88.8 million (comprised of $104.1 million in currency transaction losses arising principally from U.S. dollar denominated debt, offset by $15.3 million of operating income). In addition to the currency transaction losses, FirstEnergy recognized a currency translation adjustment in other comprehensive income of $91.5 million as of December 31, 2002. These accounting charges, in the aggregate, resulted in a $212.8 million decrease in FirstEnergy's consolidated capitalization of $21.55 billion as of December 31, 2002, which amount includes short-term borrowings.


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


     FirstEnergy's operating subsidiaries are financially sound companies as indicated by their investment grade ratings from the nationally recognized rating agencies for their senior unsecured debt. The following chart includes a breakdown of the senior, unsecured credit ratings for FirstEnergy's operating utility subsidiaries that have ratings:

     Subsidiary            Standard & Poors(7)   Moody's(8)       Fitch(9)

     Ohio Edison           BBB-                  Baa2             ---
     Cleveland Electric    BBB-                  Baa3             ---
     Toledo Edison         BBB-                  Baa3             BB
     Penn Power            BBB-                  Baa2             ---
     JCP&L                 BBB                   ---              ---
     Met-Ed                BBB                   ---              ---
     Penelec               BBB                   A2               BBB+

     FirstEnergy satisfies all of the other conditions of paragraphs (a) and (b) of Rule 53. With respect to Rule 53(a)(2), FirstEnergy maintains books and records in conformity with, and otherwise adheres to, the requirements thereof. With respect to Rule 53(a)(3), no more than 2% of the employees of FirstEnergy's domestic public utility companies render services, at any one time, directly or indirectly, to EWGs or FUCOs in which FirstEnergy directly or indirectly holds an interest. With respect to Rule 53(a)(4), FirstEnergy will continue to provide a copy of each application and certificate relating to EWGs and FUCOs and relevant portions of its Form U5S to each regulator referred to therein, and will otherwise comply with the requirements thereof concerning the furnishing of information. With respect to Rule 53(b), none of the circumstances enumerated in subparagraphs (1), (2) and (3) thereunder have occurred. Finally, Rule 53(c) by its terms is inapplicable since the proposed transaction does not involve the issue or sale of a security to finance the acquisition of an EWG or FUCO.

ITEM 4.   REGULATORY APPROVALS.
          --------------------

     No State commission, and no Federal commission, other than this Commission has jurisdiction over the proposed transaction.

ITEM 5.   PROCEDURE.
          ---------

     FirstEnergy requests that the Commission issue a supplemental releasing jurisdiction over the performance of Infrastructure Services in Canada pursuant to an agreement or agreements with Emera as soon as practical and continue to reserve jurisdiction over the performance of other Infrastructure Services outside the United States. It is further requested that: (i) there not be a recommended decision by an Administrative Law Judge or other responsible officer

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(7)  Standard & Poor's Rating Services

(8)  Moody's Investors Service, Inc.

(9)  Fitch, Inc.


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


of the Commission, (ii) the Division of Investment Management be permitted to assist in the preparation of the Commission's decision and (iii) there be no waiting period between the issuance of the Commission's order and the date on which it is to become effective.

ITEM 6.   EXHIBITS AND FINANCIAL STATEMENTS.
          ---------------------------------

          (a)   Exhibits:
                --------

                No additional exhibits filed herewith.

          (b)   Financial Statements:
                --------------------

                Omitted as not relevant to the proposed transaction.

ITEM 7.   INFORMATION AS TO ENVIRONMENTAL EFFECTS.
          ---------------------------------------

     (a) The proposed transaction does not involve a major Federal action significantly affecting the quality of the human environment.

     (b) No federal agency has prepared or is preparing an environmental impact statement with respect to the proposed transaction.

                                   SIGNATURES


     Pursuant to the requirements of the Public Utility Holding
Company Act of 1935, as amended, the undersigned companies have duly caused this statement to be signed on their behalves by the undersigned thereunto duly authorized.


                                        FIRSTENERGY CORP.
                                        MYR GROUP, INC.


                                        By:  /s/  Harvey L. Wagner
                                             ---------------------
                                                  Harvey L. Wagner
                                                  Vice President and Controller

Date:     April 14, 2003